SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **September 20, 2004**

ALLETE, Inc.
(Exact name of Registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Reference is made to the 2003 Form 10-K of ALLETE, Inc. (ALLETE or Company) for background information on the following update. Unless otherwise indicated, cited references are to ALLETE's 2003 Form 10-K.

ITEM 2.01 COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

Ref. Page 11 – Sixth and Tenth Paragraphs
Ref. Page 38 – Fourth Full Paragraph through Tenth Paragraph
Ref. Form 10-Q for the quarter ended March 31, 2004, Page 20 – Last Paragraph
Ref. Form 10-Q for the quarter ended March 31, 2004, Page 21 – First Paragraph
Ref. Form 8-K dated and filed June 16, 2004
Ref. Form 10-Q for the quarter ended June 30, 2004, Page 24 – Last Paragraph
Ref. Form 8-K dated and filed August 25, 2004

At 11:59 a.m. Eastern Time on September 20, 2004, ALLETE completed the spin-off of ADESA, Inc. (ADESA), previously a majority owned subsidiary. The spin-off was completed by distributing to ALLETE shareholders all of ALLETE's shares of ADESA common stock. One share of ADESA common stock was distributed for each outstanding share of ALLETE common stock held at the close of business on September 13, 2004, the record date. ALLETE held 88.6 million shares, or 93.4 percent, of the outstanding common stock of ADESA.

ITEM 5.03 AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR

On August 24, 2004 ALLETE's Board of Directors approved an amendment to the Company's Articles of Incorporation, as amended and restated as of May 8, 2001, which decreases the number of authorized shares of the Company's common stock, without par value (Common Stock) from 130,000,000 shares to 43,333,333 shares (Reverse Split Amendment) in accordance with a one-for-three reverse stock split, which was approved at the same meeting. The Reverse Split Amendment was effective at 12:00 p.m. Eastern Time on September 20, 2004, the effective time of the one-for-three reverse stock split. A copy of the press release in which ALLETE announced the one-for-three reverse stock split was filed as an exhibit to the Company's Current Report on Form 8-K dated and filed August 25, 2004.

ITEM 8.01 OTHER EVENTS

Ref. Page 12 – First Full Paragraph
Ref. Form 10-Q for the quarter ended June 30, 2004, Page 31 – Item 5 - Second Paragraph

In June 2004 Florida enacted legislation which provides that gains or losses resulting from the purchase or condemnation of a utility's assets, which results in the loss of customers and revenue served by such assets, are to be borne by the shareholders of the utility. In accordance with this legislation, on September 21, 2004 the Florida Public Service Commission closed all dockets related to its investigations into the ratemaking considerations of the gain on sale of Florida Water Services Corporation's (Florida Water) assets. Florida Water is a wholly owned subsidiary of ALLETE.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements of Business Acquired – Not applicable

(b) Pro Forma Financial Information

On September 20, 2004 ALLETE completed the spin-off of ADESA, its majority owned subsidiary. The following unaudited pro forma financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto of ALLETE. The following information is not necessarily indicative of the financial position or operating results that would have occurred had the spin-off of ADESA occurred on such date, or at the beginning of the periods, for which the spin-off are being given effect nor is it necessarily indicative of future operating results or financial position of ALLETE.

All common shares and per share amounts have been adjusted for all periods to reflect ALLETE's September 20, 2004 one-for-three reverse stock split.

ALLETE
Pro Forma Consolidated Balance Sheet
June 30, 2004
Millions – Unaudited

	Historical	Pro Forma Adjustment	Pro Forma
Assets			
Current Assets			
Cash and Cash Equivalents	$ 602.9	$ (274.9)	$ 328.0
Restricted Cash	155.8	(155.8)	–
Accounts Receivable	551.3	(479.9)	71.4
Inventories	40.7	(6.5)	34.2
Prepayments and Other	15.6	(6.3)	9.3
Discontinued Operations	9.6	–	9.6
Total Current Assets	1,375.9	(923.4)	452.5
Property, Plant and Equipment – Net	1,484.7	(555.8)	928.9
Investments	184.6	(36.4)	148.2
Goodwill	509.5	(509.5)	–
Other Intangible Assets	30.7	(30.7)	–
Other Assets	88.0	(21.0)	67.0
Discontinued Operations	8.2	–	8.2
Total Assets	$3,681.6	$(2,076.8)	$1,604.8
Liabilities and Shareholders' Equity			
Liabilities			
Current Liabilities			
Accounts Payable	$ 396.0	$ (364.1)	$ 31.9
Accrued Taxes and Interest	43.5	(19.5)	24.0
Long-Term Debt Due Within One Year	320.1	(161.1)	159.0
Other	98.8	(75.8)	23.0
Discontinued Operations	15.0	(6.1)	8.9
Total Current Liabilities	873.4	(626.6)	246.8
Long-Term Debt	790.9	(398.6)	392.3
Accumulated Deferred Income Taxes	182.2	(17.7)	164.5
Minority Interest	74.3	(66.7)	7.6
Other Liabilities	157.5	(8.6)	148.9
Discontinued Operations	2.7	–	2.7
Commitments and Contingencies			
Total Liabilities	2,081.0	(1,118.2)	962.8
Shareholders' Equity			
Common Stock Without Par Value, 43.3 Shares Authorized 29.5 and 29.1 Shares Outstanding	963.7	(594.5)	369.2
Unearned ESOP Shares	(43.8)	–	(43.8)
Accumulated Other Comprehensive Gain (Loss)	8.4	(17.0)	(8.6)
Retained Earnings	672.3	(347.1)	325.2
Total Shareholders' Equity	1,600.6	(958.6)	642.0
Total Liabilities and Shareholders' Equity	$3,681.6	$(2,076.8)	$1,604.8

The accompanying notes are an integral part of these statements.

ALLETE
Pro Forma Consolidated Statement of Income
Millions Except Per Share Amounts – Unaudited

	Six Months Ended June 30, 2004			Six Months Ended June 30, 2003		
	Historical	Pro Forma Adjustment	Pro Forma	Historical	Pro Forma Adjustment	Pro Forma
Operating Revenue						
Energy Services	$366.2		$366.2	$337.6		$337.6
Automotive Services	479.8	$(479.8)	–	473.6	$(473.6)	–
Investments	27.8		27.8	21.6		21.6
Total Operating Revenue	873.8	(479.8)	394.0	832.8	(473.6)	359.2
Operating Expenses						
Fuel and Purchased Power	146.1		146.1	132.3		132.3
Operations	513.9	(344.7)	169.2	500.3	(347.5)	152.8
Depreciation and Amortization	43.0	(18.1)	24.9	42.8	(17.0)	25.8
Interest	26.9	(8.7)	18.2	32.9	(8.1)	24.8
Total Operating Expenses	729.9	(371.5)	358.4	708.3	(372.6)	335.7
Operating Income from Continuing Operations	143.9	(108.3)	35.6	124.5	(101.0)	23.5
Income Tax Expense	57.9	(42.7)	15.2	49.4	(40.2)	9.2
Income from Continuing Operations	$ 86.0	$ (65.6)	$ 20.4	$ 75.1	$ (60.8)	$ 14.3
Average Shares of Common Stock						
Basic	28.2		28.2	27.5		27.5
Diluted	28.4		28.4	27.5		27.5
Earnings Per Share of Common Stock from Continuing Operations						
Basic	$3.05	$(2.33)	$0.72	$2.73	$(2.21)	$0.52
Diluted	$3.03	$(2.31)	$0.72	$2.73	$(2.21)	$0.52

The accompanying notes are an integral part of these statements.

ALLETE
Pro Forma Consolidated Statement of Income
For the Year Ended December 31, 2003
Millions Except Per Share Amounts – Unaudited

	Historical	Pro Forma Adjustment	Pro Forma
Operating Revenue			
Energy Services	$ 659.6		$659.6
Automotive Services	922.3	$(922.3)	–
Investments	36.9		36.9
Total Operating Revenue	1,618.8	(922.3)	696.5
Operating Expenses			
Fuel and Purchased Power	252.5		252.5
Operations	978.2	(681.4)	296.8
Depreciation and Amortization	86.5	(35.3)	51.2
Interest	66.6	(16.0)	50.6
Total Operating Expenses	1,383.8	(732.7)	651.1
Operating Income from Continuing Operations	235.0	(189.6)	45.4
Income Tax Expense	91.9	(74.8)	17.1
Income from Continuing Operations	$ 143.1	$(114.8)	$ 28.3
Average Shares of Common Stock			
Basic	27.6		27.6
Diluted	27.8		27.8
Earnings Per Share of Common Stock			
from Continuing Operations			
Basic	$5.19	$(4.16)	$1.03
Diluted	$5.15	$(4.13)	$1.02

The accompanying notes are an integral part of these statements.

ALLETE
Pro Forma Consolidated Statement of Income
For the Year Ended December 31, 2002
Millions Except Per Share Amounts – Unaudited

	Historical	Pro Forma Adjustment	Pro Forma
Operating Revenue			
Energy Services	$ 626.0		$626.0
Automotive Services	835.8	$(835.8)	–
Investments	32.5		32.5
Total Operating Revenue	1,494.3	(835.8)	658.5
Operating Expenses			
Fuel and Purchased Power	234.8		234.8
Operations	916.2	(627.7)	288.5
Depreciation and Amortization	81.7	(32.8)	48.9
Interest	70.5	(21.2)	49.3
Total Operating Expenses	1,303.2	(681.7)	621.5
Operating Income from Continuing Operations	191.1	(154.1)	37.0
Income Tax Expense	72.2	(59.9)	12.3
Income from Continuing Operations	$ 118.9	$ (94.2)	$ 24.7
Average Shares of Common Stock			
Basic	27.0		27.0
Diluted	27.2		27.2
Earnings Per Share of Common Stock			
from Continuing Operations			
Basic	$4.40	$(3.49)	$0.91
Diluted	$4.37	$(3.46)	$0.91

The accompanying notes are an integral part of these statements.

ALLETE
Pro Forma Consolidated Statement of Income
For the Year Ended December 31, 2001
Millions Except Per Share Amounts – Unaudited

	Historical	Pro Forma Adjustment	Pro Forma
Operating Revenue			
Energy Services	$ 618.7		$618.7
Automotive Services	832.1	$(832.1)	–
Investments	74.8		74.8
Total Operating Revenue	1,525.6	(832.1)	693.5
Operating Expenses			
Fuel and Purchased Power	233.1		233.1
Operations	918.4	(635.1)	283.3
Depreciation and Amortization	88.9	(42.7)	46.2
Interest	83.0	(35.3)	47.7
Total Operating Expenses	1,323.4	(713.1)	610.3
Operating Income from Continuing Operations	202.2	(119.0)	83.2
Income Tax Expense	73.3	(44.2)	29.1
Income from Continuing Operations	$ 128.9	$ (74.8)	$ 54.1
Average Shares of Common Stock			
Basic	25.3		25.3
Diluted	25.5		25.5
Earnings Per Share of Common Stock			
from Continuing Operations			
Basic	$5.09	$(2.95)	$2.14
Diluted	$5.05	$(2.93)	$2.12

The accompanying notes are an integral part of these statements.

Note 1. Pro Forma Presentation

The spin-off of ADESA will be accounted for as a discontinued operation under Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," when ALLETE issues financial statements subsequent to the consummation of the spin-off transaction. The unaudited pro forma financial information reflects ADESA as a discontinued operation and, accordingly, ADESA's net assets and results of operations are excluded from the continuing operations of ALLETE. The unaudited pro forma balance sheet as of June 30, 2004 presents the historical consolidated balance sheet of ALLETE adjusted to reflect the spin-off of ADESA as if it had occurred on June 30, 2004.

Note 2. Accounting for Spin-Off

The pro forma adjustments reflect the distribution of shares of ADESA's common stock to ALLETE shareholders. The distribution was made from ALLETE's retained earnings to the extent of ADESA's undistributed earnings ($347.1 million at June 30, 2004) with the remainder made from common stock ($594.5 million at June 30, 2004).

Employee stock options outstanding at the date of the spin-off will be converted to reflect the spin-off and one-for-three reverse stock split. This conversion will be done to preserve the noncompensatory nature of the options under Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation."

Note 3. Reverse Stock Split

ALLETE's one-for-three reverse stock split of its common stock was effective September 20, 2004 after the spin-off of ADESA. The following presents a comparison of pre- and post-split pro forma basic and diluted average shares of common stock and earnings per share of common stock.

Pro Forma	Six Months Ended June 30, 2004		Six Months Ended June 30, 2003	
	Pre-Split	Post-Split	Pre-Split	Post-Split
Average Shares of Common Stock				
Basic	84.7	28.2	82.4	27.5
Diluted	85.2	28.4	82.6	27.5
Earnings Per Share of Common Stock from Continuing Operations				
Basic	$0.24	$0.72	$0.17	$0.52
Diluted	$0.24	$0.72	$0.17	$0.52

	Year Ended December 31,					
	2003		2002		2001	
Pro Forma	Pre-Split	Post-Split	Pre-Split	Post-Split	Pre-Split	Post-Split
Average Shares of Common Stock						
Basic	82.8	27.6	81.1	27.0	75.8	25.3
Diluted	83.3	27.8	81.7	27.2	76.5	25.5
Earnings Per Share of Common Stock from Continuing Operations						
Basic	$0.34	$1.03	$0.31	$0.91	$0.71	$2.14
Diluted	$0.34	$1.02	$0.30	$0.91	$0.71	$2.12

(c)   Exhibits

Exhibit
Number

3   -   Amendment to ALLETE, Inc. Articles of Incorporation, effective 12:00 p.m. Eastern Time on September 20, 2004.

4   -   Certificate of Adjustment to the Rights Agreement, dated as of July 24, 1996, between Minnesota Power & Light Company (now ALLETE, Inc.) and the Corporate Secretary of the Company, as Rights Agent.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 9 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement our strategic objectives;
- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs);
- unanticipated effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed in Item 7 under the heading "Factors that May Affect Future Results" beginning on page 46 of ALLETE's 2003 Form 10-K. Risk factors associated with our Automotive Services business are no longer applicable to ALLETE as that business was spun-off as of September 20, 2004. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2003 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

September 21, 2004
/s/ James K. Vizanko
James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

**Exhibit
Number**

3 - Amendment to ALLETE, Inc. Articles of Incorporation, effective 12:00 p.m. Eastern Time on September 20, 2004.

4 - Certificate of Adjustment to the Rights Agreement, dated as of July 24, 1996, between Minnesota Power & Light Company (now ALLETE, Inc.) and the Corporate Secretary of the Company, as Rights Agent.

Exhibit 3

ALLETE, INC.

Articles of Amendment
Amending paragraph 1, Article III
of ALLETE, Inc.'s Articles of Incorporation
as amended and restated as of May 8, 2001

ARTICLE III

1.   The total authorized number of shares of capital stock of this Corporation shall be 46,949,333 shares of which 116,000 shares of the par value of $100 each shall be 5% Preferred Stock, 1,000,000 shares without par value shall be Serial Preferred Stock, 2,500,000 shares without par value shall be Serial Preferred Stock A and 43,333,333 shares without par value shall be Common Stock. Any of the aforesaid shares may be issued and disposed of by the Board of Directors at any time and from time to time, to such persons, firms, corporations or associations, upon such terms and for such consideration as the Board of Directors may, in its discretion, determine, except as may be limited by law or by these Articles of Incorporation.

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED

SEP 17 2004

Mary Kiffmeyer
Secretary of State

Exhibit 4

CERTIFICATE OF ADJUSTMENT
to the Rights Agreement
dated as of July 24, 1996 ("Rights Agreement")
between ALLETE, Inc.
(formerly Minnesota Power, Inc. and Minnesota Power & Light Company)
and the
Corporate Secretary of ALLETE, Inc., Rights Agent

The undersigned, Deborah A. Amberg, Vice President, General Counsel and Secretary of ALLETE, Inc., a Minnesota corporation (the "Company"), does hereby certify, pursuant to Section 12(a) of the Rights Agreement, that:

(1) At 12:00 p.m. Eastern Time on September 20, 2004 (the "Effective Date"), for shareholders of record on September 13, 2004, the Company engaged in a one-for-three reverse stock split of the Company's common stock, no par value.

(2) Pursuant to Section 11(n) of the Rights Agreement, as of the Effective Date, each preferred share purchase right (a "Right") entitles the registered holder, until the earlier of the close of business on July 23, 2006 or the redemption or exchange of the Rights, to purchase from the Company one-and-a-half of one one-hundredth (three two-hundredth) of a share of Serial Preferred Stock A, without par value, of the Company ("Preferred Stock") at an exercise price of $90.00 per one one-hundredth ($135.00 per three two-hundredth) of a share of Preferred Stock.

IN WITNESS WHEREOF, the undersigned has hereunto signed her name this 21st day of September, 2004.

ALLETE, INC.

By: _____/s/ Deborah A. Amberg_____